Pac-West Telecomm Announces Extension of Exchange Offer
and Consent Solicitation

STOCKTON, CA January 23, 2007 - Pac-West Telecomm, Inc. (OTC: PACW.PK), a leading provider of next generation and traditional voice communications services, today announced that it has extended its offer to exchange any and all of its outstanding 13 1/2% Senior Notes due 2009 for newly issued 13 1/2% Senior Priority Notes due 2009 and its solicitation of consents to an amendment to the indenture governing the Senior Notes.

The exchange offer and consent solicitation will now expire at 5:00 p.m., New York City time, on January 29, 2007, unless further extended by the Company. As of 5:00 p.m., New York City time, on January 23, 2007, approximately $24,311,000 in aggregate principal amount, or approximately 67.34% of the outstanding Senior Notes had been properly tendered as part of the exchange offer and consent solicitation.

All other terms and conditions of the exchange offer and consent solicitation will remain in full force and effect.

This communication is not an offer to exchange Senior Notes for Senior Priority Notes or a solicitation of an offer to exchange Senior Notes for Senior Priority Notes or a solicitation of consents with respect to the Senior Notes. The consent solicitation and offer to exchange Senior Notes for Senior Priority Notes are being made solely by means of an offering circular and consent solicitation statement and other documents provided to holders of the Senior Notes.

About Pac-West Telecomm, Inc.

Pac-West is a provider of advanced communications services that enable traditional and next-generation providers, carriers, and service providers to efficiently design, deploy, and deliver integrated communication solutions. Currently, Pac-West has operations in California, Nevada, Washington, Arizona, Utah, Oregon, Idaho, Washington D.C., Colorado, Pennsylvania, Florida, Maryland, New Jersey, North Carolina, South Carolina, New York and Alabama. Founded in 1980, Pac-West Telecomm, Inc. has been offering communication services to its customers since 1982 and has been a leading provider of wholesale services to Internet Service Providers. For more information, visit www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors, including risk factors described in our Annual Report on Form 10-K for the period ended December 31, 2005, as filed with the SEC on March 29, 2006, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to risks associated with: our level of indebtedness; our inability to comply with the covenants contained in, or the possibility of triggering a default under, our borrowing arrangements, our inability to execute our business plans and objectives, regulatory and legal uncertainty with respect to intercarrier compensation payments received by us; the migration to broadband Internet access affecting dial-up Internet access; the loss of key executive officers that could negatively impact our business prospects; an increase in our network expenses; our principal competitors for local services and potential additional competitors, which may have advantages that may adversely affect our ability to compete with them.

For more information, investors may contact:

Reid Cox
Pac-West
209-926-3417
rcox@pacwest.com